UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16
or 15d-16 Under the Securities Exchange Act of 1934

For the month of July 2025

Commission File Number: 001-42005

ZOOZ Power Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On July 29, 2025, ZOOZ Power Ltd. (the “Company”) entered into a Sales Agreement (the “Sales Agreement”) with Chardan Capital Markets LLC (“Chardan”), as sales agent, pursuant to which the Company may offer and sell, from time to time through Chardan, ordinary shares, par value NIS 0.00286 per share, of the Company (the “Ordinary Shares”). The offer and sale of the Ordinary Shares, if any, will be made initially pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-288280), previously declared effective by the Securities and Exchange Commission on July 9, 2025 (the “Registration Statement”), as supplemented by the prospectus supplement relating to the Ordinary Shares which may be issued from time to time pursuant to the Sales Agreement, dated July 29, 2025 (the “Prospectus Supplement”). Pursuant to the Prospectus Supplement, the Company may offer and sell up to $10.95 million of Ordinary Shares (the “Shares”).

Under the Sales Agreement, Chardan may sell Shares by any method permitted by law and deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, including sales made directly on The Nasdaq Capital Market or on any other existing trading market for the Ordinary Shares.

The Company may instruct Chardan not to sell Shares if the sales cannot be effected at or above the price designated by the Company from time to time. The Company is not obligated to make any sales of Shares under the Sales Agreement and no assurance can be given that it will sell any Shares under the Sales Agreement, or, if it does, as to the price or number of Shares that it will sell, or the dates on which any such sales will take place. The aggregate compensation payable to Chardan as sales agent is an amount equal to 3.0% of the aggregate gross sales price of the Shares sold pursuant to the Sales Agreement.

The Sales Agreement may be terminated by either party as set forth in the Sales Agreement.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is furnished herewith as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

A copy of the opinion of Shibolet & Co., Law Firm, Israeli counsel to the Company, relating to the legality of the issuance and sale of the Shares pursuant to the Sales Agreement, is attached as Exhibit 5.1 hereto. This opinion is also furnished with reference to, and is hereby incorporated by reference into, the Registration Statement.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Shares, nor shall there be any offer, solicitation, or sale of the Shares in any state in which such offer, solicitation or sale would be unlawful.

This Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8, File No. 333-280741 and into the Company’s Registration Statements on Form F-3, File Nos. 333-288280 and 333-288916.

Exhibit Index

Exhibit No.	Description
5.1	Opinion of Shibolet & Co.
10.1	Sales Agreement, dated July 29, 2025, by and between ZOOZ Power Ltd. and Chardan Capital Markets LLC
23.1	Consent of Shibolet & Co. (contained in Exhibit 5.1)
104	Cover Page Interactive Data File (embedded within the inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZOOZ Power Ltd.

Dated: July 29, 2025	By:	/s/ Avi Cohen
	Name:	Avi Cohen
	Title:	Executive Chairman of the Board